Mr. Larry Spirgel	August 10, 2007
Assistant Director
Securities and Exchange Commission
Washington, D.C.
Re:	mPhase Technologies, Inc.
Mail Stop 3720	Form S-1
Filed July 12, 2007
File No. 333-144527

Dear Mr. Spirgel:

This letter is in response to your letter dated August 8, 2007 to your comments contained therein with respect to the above-referenced Registration Statement filed on Form S-1.

Item 1

1.     The offering being registered is clearly a secondary offering not a primary offering or any form of an equity line of credit. Please note that the Company, as issuer, will receive none of the proceeds in connection with the sale of any of the common stock being registered UNLESS AND UNTIL any selling shareholder elects to exercise, at such shareholders discretion, any warrants or options convertible into said stock. Please note that the strike price of all of the warrants and options are currently OUT OF THE MONEY from the current public trading price of mPhase common stock.

The Company, as issuer, has no control whatsoever over when, if ever, any of the warrants or options are exercised by non affiliates or when, if ever, any proceeds from common stock to be issued upon such exercise will occur. It should be noted that all warrants held by Affiliates of the Company are out of the money and such Affiliates have no control over the market price over which the common stock of the Company trades every day.

2.     All proceeds from the sale of the common stock being registered (as opposed to shares being registered for future sale if and only if any of the warrants or options, as the case may be are ever exercised in the future) result in the selling shareholders, who have previously acquired those shares, receiving all of the proceeds. Such shares of common stock plus the warrants and options convertible into additional shares of common stock have been acquired in Private Placements under Rule 506 of Regulation D of the Securities Act of 1933, as amended. Such investors received restricted securities in such private placements and the vast majority of such shareholders are retail investors. All investors took the market risk of holding such shares prior to the Company filing our current S-1.

3.     Many of the shares registered on our last registration statement on Form S-1 declared effective by the Commission on May 12, 2006  registration statement remain unsold and we are once again registering such shares since our Financial Statements went stale on February 12, 2007 to provide liquidity for our shareholders. During the past two years the price of our common stock has declined significantly forcing us to sell a greater number of shares in private placements in order to raise adequate funds to operate the Company and fund significant Research and Development expenses as a development-stage company. This has resulted in a greater number of shares being registered pursuant to this S-1, however, these are shares previously issued or reserved for warrants and option exercises and all of the funds relating to the Private Placement have been received by the Company. There are no future monies to be received by the Company in connection with the future SALE of shares by the Company as is characteristic of a Shelf Registration of Stock in a primary offering under Rule 415. We believe that this fact alone, clearly makes this Registration on Form S-1 a SECONDARY not a PRIMARY OFFERING. Also note, there are no toxic issuances of additional shares required to be issued depending upon a fall in the price of the common stock with respect to any of the shares, warrants or options that we have issued in private placements. We believe this further removes the transaction from a Rule 415 Shelf Registration Statement where shares, may by contract, be required to be issued in the future as is characteristic of toxic convertible securities.

4.     Please note that the price of the shares and exercise price of the warrants and options have ALL been fixed as of the past dates of the respective prior private placements. In addition some of the shares, warrant and options relate to conversions of debt to equity by vendors all of which has been disclosed, in detail, in the Current S-1. This is characteristic of a secondary offeing; not a primary Shelf Offering "at the market" on a price to be determined in the future under Rule 415 of the Securities Act of 1933, as amended.

5.     The Affiliates of the Company, for which shares are being registered include the following:

a. Microphase Corporation, a privately-held corporation (controlled by Necdet Ergul);

b. Janifast Ltd., a privately-held corporation (controlled by Ronald A. Durando);

c. Necdet Ergul, Chairman of the Board of Directors of the Company;

d. Ronald A. Durando, President and Chief Executive Officer of the Company and a Director of the Company;

e. Gustave T. Dotoli, Chief Operating Officer of the Company and a Director of the Company;

f. Martin S. Smiley, Executive Vice President, General Counsel and Chief Financial Officer of the Company;

g. Abraham Biderman, a non-employee member of the Board of Directors of the Company;

h. Anthony Guerino, a non employee member of the Board of Directors of the Company;

6.     As of August 8, 2008, the Company has approximately 17,000 shareholders and 391,736,000 shares of common stock (undiluted) outstanding, options convertible into 48,213,000 shares of common stock, and warrants convertible into 160,983,644 shares of common stock for a fully-diluted total of 600,932,644 shares of common stock. We have 900,000,000 authorized shares of common stock.

7.     We are furnishing to you, pursuant to your request, the number of selling shareholders and the percentage of the overall offering made by each shareholder on Exhibit A hereto. We do, however, note that all selling shareholders have participated on the same basis as all of our retail individual investors in various prior private placements, or have received restricted stock that is now being registered, pursuant to debt/equity conversions, as vendor payables, subject to the transactional exemption contained in Section 3(a)(9) of the Securities Act of 1933, as amended. Again all of the Selling Shareholders have assumed the economic risk of the investment in shares of our common stock and illiquidity prior to the effectiveness of our S-1.

8.     We are reregistering a total of 67,365,407 shares of common stock left unsold under our last Registration Statement declared effective by the SEC on Form S-1 on May 12, 2006. In addition we are registering  118,549,504 shares of common stock and 75,545,806 shares of common stock in which warrants and options respectively may be converted into that had been previously registered on our Form S-1 on May 12, 2006. We are registering for sale by our selling shareholders 33,010,306 shares of common stock and 42,535,500 shares of common stock which warrants and options are convertible into received in a Series of Rule 506 Regulation D Private Placements occurring between May 12, 2006 and July 12, 2007. We are registering 6,073,772 shares of common stock that represent conversion of various vendors of debt or accounts payable into common stock between May 12, 2006 and July 12, 2007. All such conversions are disclosed, in detail, in our Form S-1 filings either as part of our financial statements for the period ended March 31, 2007 or as a Subsequent Event. Finally we are registering 57,783,524 shares of common stock and 41,950,025 shares of common stock which warrants or options are convertible into by all Affiliates of the Company.

9.     We have received proceeds from private placements since May 12, 2006 of $6,191,369 for which we are registering common stock and common stock in which options and warrants may be converted into. We believe that it would be an undue hardship on the Company to go back and compute the current value of our past shares issued to every shareholder in private placements since such analysis would involve extensive black scholes computations where warrants are involved as part of an equity unit. We believe that such information is not relevant to the determination of whether the offering being currently registered is a secondary or primary offering since the value of most of the units is ABOVE our current stock price of approximately $.10 . In addition, even if it were determined that the current value of the stock is above the value of the total amount of shares plus warrants received in private placements ANY DISCOUNT would have occurred and been fixed at the PRIOR DATE of the private placement (which is now being registered on behalf of such investors as a secondary offering). Thus such discount is NOT a FUTURE formula discount to a FUTURE Market price to be determined as is the case in an EQUITY LINE OF CREDIT in which the SEC has issued restrictive guidelines on the amount of shares being registered. We believe this is a critical factor in determining that this is a secondary and not a primary offering.

10.   Included in the number of shares of common stock being registered on our S-1 are options convertible 42,535,500 shares as part of our Stock Option Plan for employees (both qualified and non-qualified). We believe that such shares could otherwise be registered on a Form S-8 but we have included such shares for purposes of convenience as part of this S-1 filing.

11.   We are unaware of any relationships between our 17,000 retail shareholders that would be causing them to vote or act as a group with respect to any of our common stock.

12.   We are aware that certain shareholders that are hedge funds such as Double U Master Limited Partnership are in the business of buying and selling securities. However, it is important to note that such funds have participated in all private placements on the SAME BASIS of our retail shareholders and have taken market and illiquidity risk on the same basis subject to the risk of our Registration Statement filed on July 12, 2007 on Form S-1 being declared effective by the Commission.

Item 2

We have revised the S-1 to include the items required by Part II pursuant to your suggestion. Such text was inadvertently omitted in our July 12, 2007 filing. We are enclosing as Exhibit B a text of such changes and have added it to a new Edgarized filing in the form of Amendment No. 1 to our S-1 filing.

Item 3

Per your suggestion we have added the following additional disclosure language on Page 8 of our S-1 filing as the end of the "Cautionary Statement"

"Messrs. Durando, Dotoli and Microphase are listed as Selling Shareholders on the Selling Shareholders list contained in this prospectus. Such persons and entities are registering for sale the following:

1. Mr. Durando:  14,597,017 Shares of Common Stock
                              Options convertible into 15,375,000 Shares of Common Stock
                              Warrants convertible into 581,667 Shares of Common Stock

2. Affiliates of Mr. Durando include the following:

Durando Investments LLC:  420,000 Shares of Common Stock
Janifast Ltd.  8,227,778 Shares of Common Stock
                       Warrants convertible into 1,950,000 Shares of Common Stock

3. Mr. Dotoli:  6,793,033 Shares of Common Stock
                         Options convertible into 7,650,000 Shares of Common Stock
                         Warrants convertible into 1,138,067 Shares of Common Stock

4. Affiliates of Mr. Dotoli include the following:  None

5. Microphase Corporation:  16,060,019 Shares of Common Stock
                                                   Warrants convertible into 6,572,222

6. Affiliates include Mr. Necdet F. Ergul

(Chairman of the Board of the Company):  2,850,000 Shares of Common Stock
                                                                           Options convertible into 2,748,750 Shares of Common Stock
                                                                           Warrants convertible into 200,00 shares of Common Stock

7. Packeport.com Inc does not own any securities of the Company

Mr. Durando , Mr. Dotoli and Mr. Edward Suozzo, as Directors of Packetport.com, Inc.are Affililiates :

Mr. Suozzo :    150,000 Shares of Common Stock
                          Options convertible into 350,000 Shares of Common Stock
                          Warrants convertible into 277,778

Schulater, Coughlin & Suozzo (Affiliate of Mr. Suozzo):

75,000 Shares of Common Stock
Options convertible into 345,000 Shares of Common Stock

Per your suggestion we are expanding in greater detail, the nature of the civil action by adding the following description in insert to the second paragraph at the end of the third sentence of such paragraph (note we are supplying redlined text of such paragraph as Exhibit B hereto to facilitate the review by the staff of the Commission):

"The Commission alleges that Mr. Durando and Mr. Dotoli and others were part of a fraudulent scheme to, through the use of misleading publicity to inflate the price of the stock of Packeport.com, Inc. , as well as failing to make disclosures and selling shares of stock of Packeport.com, Inc through nominees. Complete details of the allegations are summarized in Litigation Release No. 19465 dated November 16, 2005"

Item 4

We have removed the reference on Page 17 as you have requested. Please note Exhibit C hereto that reflects such change.

Item 5

We have updated our executive compensation schedule on Page 44 to include additional disclosure for the fiscal year ended June 30, 2007. Please note Exhibit D hereto that reflects such change.

Item 6

We have recomputed the Security Ownership of Double U. Master Fund L.P. and George Weinberger. Based on the computation as noted in Exhibit E hereto, neither person is a 5% beneficial owner of mPhase Common Stock.

Please note that we have submitted a new Amendment No. 1 through the Edgar filing system to our form S-1 incorporating such changes as well as this letter as a correspondence filing. In addition, we are overnighting to you by mail two marked copies of such S-1 reflecting all the changes noted above to facilitate your review and faxing you a copy of this letter.

Please contact the undersigned with any further questions, comments and guidance you can furnish us with respect to the above-referenced S-1 filing. I can be reached at 203-831-2242 (work), 203-536-6975 (cell) or home 203-259-8297. Please note that we have been having problems with our voice mail at work so any messages should be left on my cell or home phone if I do not answer my phone at work. Also our fax number is 203-853-3304. Thank you for your time and assistance in this matter.

Very truly yours.

Martin Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.

EXHIBIT A
Selling Shareholders List

				Total Beneficial	Offering
Names	Common Stock	Options	Warrants	Shares	Percentage	Relationship
Leung, Luis	8,000			8,000	0.003%	Investor
Gluck, David	12,000			12,000	0.005%	Investor
Stefansky, Chaim	13,000			13,000	0.005%	Investor
Rausman, Chaya Etta	15,000			15,000	0.006%	Investor
Gavrity, Camille	-		20,000	20,000	0.008%	Investor
Calhoun, Wesley R. & Calhoun, Brenda	25,000			25,000	0.010%	Investor
Hannen, Charles	25,000			25,000	0.010%	Investor
Hannen, Scott K. Dr. / Hannen, Aneesa	25,000			25,000	0.010%	Investor
Kelly, Eugene L.	25,000			25,000	0.010%	Investor
Lifshitz, David	25,000			25,000	0.010%	Investor
PJT Family Trust	30,000			30,000	0.011%	Investor
Morgan, Philip	35,000			35,000	0.013%	Investor
Audiostocks, Inc	38,000			38,000	0.015%	Vendior
Goittesman, Bella	38,888			38,888	0.015%	Investor
Merit Investments	41,667			41,667	0.016%	Investor
Randazzo, John	-	47,500		47,500	0.018%	Employee
Stockhamer, Lynn	-	50,000		50,000	0.019%	Employee
Congregation Acheinu Bnei Yisroel	50,000			50,000	0.019%	Investor
Lalapet, Suren	-	50,000		50,000	0.019%	Employee
Levin, Channa	50,000			50,000	0.019%	Investor
Silber, Brian	50,000			50,000	0.019%	Investor
Spitzer, Michael	50,000			50,000	0.019%	Investor
Donnelly, Harriet	59,375			59,375	0.023%	Vendor
Baum, Mark L.	59,500			59,500	0.023%	Investor
Menboku	59,500			59,500	0.023%	Investor
Camealjon Family LTD Partnership	-		70,000	70,000	0.027%	Investor
LaSalle, Danielle	-	75,000		75,000	0.029%	Employee
ADMK LLC	75,000			75,000	0.029%	Investor
Friedman, Steven	75,000			75,000	0.029%	Investor
Leibovich, Izzy	-	75,000		75,000	0.029%	Employee
Guardino, Torry	-	77,500		77,500	0.030%	Employee
Thomas, Drew	-	87,500		87,500	0.033%	Employee
Abikhzer, Elieyhau	93,333			93,333	0.036%	Investor
Gronner, Sam	46,875	50,000		96,875	0.037%	Employee
Lawrence, Victor	-	100,000		100,000	0.038%	Employee
Rappaport, Elliott	-	100,000		100,000	0.038%	Employee
Samuel, Connon	-	100,000		100,000	0.038%	Employee
Chaim, Sholom & Babad, Sarah R.	-	100,000		100,000	0.038%	Investor
Clemensen, Timothy	-		100,000	100,000	0.038%	Investor
Mosdos Ohr Hatorah	100,000			100,000	0.038%	Investor
Rokowsky, Tyitzchok	100,000			100,000	0.038%	Investor
Swalm, William	-		100,000	100,000	0.038%	Investor
Watkins, Patricia	-	100,000	100,000	0.038%	Employee
Zeldes, Shraga	100,000		100,000	0.038%	Investor
Congregation Usher Madanei	102,778		102,778	0.039%	Investor
Raab, Samuel	115,000		115,000	0.044%	Investor
Gluck, Leah	120,000		120,000	0.046%	Investor
Reickman, Rebecca	120,000		120,000	0.046%	Investor
Rieder, Jeremy	120,000		120,000	0.046%	Investor
Zahler, Wanna	120,000		120,000	0.046%	Investor
Wolmark, Rivka	120,888		120,888	0.046%	Investor
Ateres Mochoel Inc	121,871		121,871	0.047%	Investor
Devlin, Michael	125,000		125,000	0.048%	Employee
Peterkin, Teresa L.	20,000	113,000	133,000	0.051%	Employee
Kahn, Paul	-	135,000	135,000	0.052%	Employee
Capasso, Stephen	-	142,500	142,500	0.055%	Employee
Levitanski, Moshe	123,624	25,000	148,624	0.057%	Investor
Rutgers Enhanced Insurance Company	148,808		148,808	0.057%	Vendor
Hasenfeld Stein	150,000		150,000	0.057%	Investor
Rieder, Mark	150,000		150,000	0.057%	Investor
Tatra Sheep Cheese Co Inc.	150,000		150,000	0.057%	Investor
Spielman, Mark	-	162,500	162,500	0.062%	Employee
Pensack, Harvey	166,667		166,667	0.064%	Investor
Rausman, Shimon	166,667		166,667	0.064%	Investor
Rosenberg, David	170,000		170,000	0.065%	Investor
Abraham Zirsha Rausman Trust 2002	186,667		186,667	0.071%	Investor
Barry Rausman Trust 2002	186,667		186,667	0.071%	Investor
Liba Miriam Rausman Trust 2002	186,667		186,667	0.071%	Investor
Naomi Rausman Trust 2002	186,667		186,667	0.071%	Investor
Sima Rausman Trust 2002	186,667		186,667	0.071%	Investor
Trane Rausman Trust 2002	186,667		186,667	0.071%	Investor
Waldhuber, Elena	31,250	162,500	193,750	0.074%	Employee
Langa, Alex	-	200,000	200,000	0.076%	Employee
Highgate Equities, LLC.	200,000		200,000	0.076%	Investor
Zeitman, Joshua	200,000		200,000	0.076%	Investor
Totten, Jackie	52,083	150,000	202,083	0.077%	Employee
Gasparini, Peter	97,000	122,500	219,500	0.084%	Employee
Bolletteri, Angela	20,000	212,500	232,500	0.089%	Employee
Goldenberg, Leon	250,000		250,000	0.096%	Investor
Rosenthal, Judy	250,000		250,000	0.096%	Investor
Stein, Yakov	250,000		250,000	0.096%	Investor
Singaliese, Michael	-	252,500	252,500	0.097%	Employee
Congregation of New Square	266,667		266,667	0.102%	Investor
Silsby, Charles	-	275,000	275,000	0.105%	Employee
Siciliano, Anthony	17,000	262,500	279,500	0.107%	Employee
Abikhzer, Chaim	280,000		280,000	0.107%	Investor
Abikhzer, Naftoli	280,000			280,000	0.107%	Investor
Abraham Abikhzer Trust 2002	280,000			280,000	0.107%	Investor
Abikhzer, Simon	300,000			300,000	0.115%	Investor
Chaim, Reb Ephraim & Miriam Rachel Klein	300,000			300,000	0.115%	Investor
Isaacs, Yisroel	300,000			300,000	0.115%	Investor
Rubinstein Investor Relations Inc	-		300,000	300,000	0.115%	Investor
Trupia, Paul	200,000	125,000		325,000	0.124%	Employee
Alexander Hasenfeld, Inc.	333,653			333,653	0.128%	Investor
Cusick, Michael F.	350,000			350,000	0.134%	Investor
Gemilas Chesed Ach Tov	372,797			372,797	0.143%	Investor
Wolfson, Aaron	-		375,000	375,000	0.143%	Investor
Lifton, Victor	-	400,000		400,000	0.153%	Employee
Mark Value Partners LLC	400,000			400,000	0.153%	Investor
Durando Investment LLC	420,000			420,000	0.161%	Affiliate
Schuhalter, Coughlin & Suozzo, P.C.	75,000	345,000		420,000	0.161%	Vendor
Rieder, Gary	455,556			455,556	0.174%	Investor
Abikhzer, Moshe	466,667			466,667	0.178%	Investor
Rieder, Leslie	500,000			500,000	0.191%	Investor
Kentucky National Insurance Company	533,928			533,928	0.204%	Investor
Lebed, Jonathan	400,000	175,000		575,000	0.220%	Vendor
Congregation of Sharei Chaim	578,916			578,916	0.221%	Investor
Sternfeld, Murray	603,973			603,973	0.231%	Investor
F&N Associates	660,803			660,803	0.253%	Investor
Rausman, Herbert & Rausman, Rifka	746,667			746,667	0.286%	Investor
Suozzo, Edward John	150,000	350,000	277,778	777,778	0.297%	Vendor
Vac Sales USA, LLC	800,000			800,000	0.306%	Vendor
Guerino, Anthony	-	787,500	35,000	822,500	0.315%	Affiliate
New Square Trust 2002	933,333			933,333	0.357%	Investor
Wolfson, Abraham	933,333			933,333	0.357%	Investor
Traut, Fred	-	952,500		952,500	0.364%	Employee
Wesco, Inc.	993,591			993,591	0.380%	Investor
Lebed Biz, LLC	1,000,000			1,000,000	0.382%	Vendor
Chabad, Colel	1,007,691			1,007,691	0.385%	Investor
Santoriello, Anthony	1,050,000			1,050,000	0.402%	Employee
Scari, Steven	1,106,500			1,106,500	0.423%	Investor
Rutgers Caualty Insurance Company	1,215,278			1,215,278	0.465%	Investor
Levitanski, Rivkah	1,266,667			1,266,667	0.484%	Investor
Leval Trading	1,270,745			1,270,745	0.486%	Investor
Congregation Irgun Shirurai Torah	884,615		410,000	1,294,615	0.495%	Investor
Klein, Mervyn	175,000	200,000	933,334	1,308,334	0.500%	Investor
Velankani Telecommunications Inc	1,407,617			1,407,617	0.538%	Vendor
Moshel, Avorhom	513,334	200,000	700,001	1,413,335	0.541%	Investor
Br Charitable Trust	1,500,000			1,500,000	0.574%	Investor
Hasenfeld Stein, Inc. Pension Trust	1,533,669			1,533,669	0.587%	Investor
Whelan, Mary K.	125,000	1,500,000		1,625,000	0.622%	Employee
McCarthy, Timothy	1,688,056			1,688,056	0.646%	Employee
Mohs, Lawrence	1,365,000	400,000		1,765,000	0.675%	Employee
Simon, Steve	125,000	1,750,000		1,875,000	0.717%	Employee
Rosenthal, Eliezer M.	1,897,186			1,897,186	0.726%	Investor
Thompson, Phillip	125,000	2,050,000		2,175,000	0.832%	Employee
Farber, David	2,327,444			2,327,444	0.890%	Investor
HSI Partnership	2,345,279			2,345,279	0.897%	Investor
Magpie Telecom	2,441,176			2,441,176	0.934%	Vendor
CMS Capital	2,500,001			2,500,001	0.956%	Investor
Ace Foundation	2,538,889			2,538,889	0.971%	Investor
Stein, Nachum	2,676,756			2,676,756	1.024%	Investor
Werdiger, Solomon	2,761,667			2,761,667	1.056%	Investor
Aspiotes, Nicholas & Aspiotes, Nancy	2,863,898			2,863,898	1.095%	Investor
Cheng, Tommy	1,600,000	1,281,250		2,881,250	1.102%	Employee
Mary Park Properties	2,913,703			2,913,703	1.114%	Investor
Biderman, Abraham	1,835,898	1,087,500	35,000	2,958,398	1.131%	Affiliate
Beth Mayer Associates	3,350,000	100,000		3,450,000	1.320%	Investor
Werdiger Family Foundation Inc.	3,470,833			3,470,833	1.327%	Investor
Iber International, Ltd.	4,937,632			4,937,632	1.888%	Investor
Ergul, Necdet	2,850,000	2,748,750	200,000	5,798,750	2.218%	Affiliate
Hsu, Eddie	6,916,667			6,916,667	2.645%	Investor
Rieder, George	7,369,111			7,369,111	2.818%	Investor
Janifast Ltd.	8,227,778		1,950,000	10,177,778	3.893%	Affiliate
Smiley, Martin	6,352,629	1,830,000	2,545,569	10,728,198	4.103%	Affiliate
Platinum Partners Value Arbitrage Fund	-		11,111,112	11,111,112	4.250%	Investor
Wolfson Equities	5,705,556		5,555,556	11,261,112	4.307%	Investor
Dotoli, Gustave	6,793,033	7,650,000	1,138,067	15,581,100	5.959%	Affiliate
Double U Master Fund L.P.	16,946,154			16,946,154	6.481%	Investor
Weinberger, George	17,238,753			17,238,753	6.593%	Investor
Microphase Corporation	16,060,019		6,572,222	22,632,241	8.656%	Affiliate
Durando, Ronald	14,597,017	15,375,000	581,667	30,553,684	11.686%	Affiliate
Total	185,914,911	42,535,500	33,010,306	261,460,717	100.00%

Total Shareholders = 162
Note: Employees includes employees of affiliates

Exhibit B

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following sets forth the estimated expenses payable in connection with the preparation and filing of this Registration Statement:

Securities and Exchange Commission Registration Fee	$
NASD Filing Fee		$0
Nasdaq Listing Fee		-
Printing Expenses		$1,000
Accounting Fees and Expenses		$20,000
Legal Fees and Expenses		$5,000
Transfer Agent's and Registrar's Fees and Expenses		$0
Miscellaneous Expenses		$0
Total	$

Item 14. Indemnification of Directors and Officers

Our Certificate of Incorporation, as amended, and Bylaws provide that we shall indemnify any Director, officer, employee or agent of ours to the full extent permitted by the New Jersey Business Corporations Act.

Under Section 14A:3-5 of the New Jersey Business Corporation Act, we have the power to indemnify any person, against his expenses and liabilities in connection with any proceeding, whether civil or criminal, who is or was a Director, officer, employee or agent, provided that such person acted in good faith and with reasonable business prudence. Should the proceeding involve criminal liability, the Director, officer, employee or agent shall be indemnified if he reasonably believed that his conduct was not unlawful. Should the Director, officer, employee or agent be liable to us, indemnification shall not be provided unless the court in such proceeding determines that, in light of all surrounding circumstances of the case, such Director, officer, employee or agent is reasonably entitled to expenses as the court deems proper. Additionally, we shall indemnify any Director, officer, employee or agent against expenses should such Director, officer, employee or agent is successful on the merits in any proceeding referred to in this paragraph.

Our determination as to whether the Director, officer, employee or agent should be indemnified shall be made:

1. by way of a majority vote of a quorum of the Board of Directors who were not parties to or otherwise involved in the proceeding;

2. or if such quorum is not obtainable, or, even if obtainable and directed by such quorum or by a majority vote of the disinterested Directors, by independent legal counsel in a written opinion; or

3. by our stockholders if directed by a resolution of the Board of Directors or of the stockholders.

We shall not indemnify any Director, officer, employee or agent if a judgment or other final adjudication establishes that his acts or omissions (a) were in breach of his duty of loyalty to us or our shareholders, (b) were not in good faith or involved a knowing violation of law, or (c) resulted in receipt by the Director, officer, employee or agent of an improper personal benefit.

We may purchase and maintain insurance on behalf of any person who is or was a Director, officer, employee or agent of ours, whether or not we would have the power to indemnify such corporate agent against expenses and liabilities under the provisions of Section 14A:3-5 of the New Jersey Business Corporation Act.

Item 15. Recent Sales of Unregistered Securities During the Past 3 Years

The following securities were issued by us within the past three years and were not registered under the Securities Act of 1933, as amended (the "Act"). Each of the transactions is claimed to be exempt from registration under the Act, pursuant to either Rule 506 of Regulation D of the Act in connection with private placements or Section 4(2) of the act in connection with respect to services preformed.

In August of 2003, the Company issued 333,334 shares of its common stock together with a like amount of warrants in a private placement pursuant to Rule 506 of Regulation D of the Act, generating net proceeds of $100,000 which was collected during the three month period ended on September 30, 2003.

During the six months ending December 31, 2003, the Company granted 924,667 shares of its common stock and warrants to purchase 249,667 shares of its common stock to consultants for services performed value at $307,243 and charged to operations during the period. Each transaction was pursuant to Section 4(2) of the Act.

During the three months ended December 31, 2003, the Company issued 500,000 shares of its common stock pursuant to warrants previously issued to purchase said shares pursuant to Rule 506 of Regulation D of the Act for an aggregate of $150,000 in cash.

In December of 2003, the Company issued to five accredited investors 2,300,000shares of its common stock together with a like amount of 5 year warrants to purchase one share each of the Company's common stock, with an exercise price of $.35 per share, in a private placement pursuant to Rule 506 of Regulation D of the Act generating net proceeds of $805,000, $175,000 of which was collected in January, 2004. An advisor of the Company was issued 100,000 shares for assisting in this transaction.

In January of 2004, the Company issued to twenty-three accredited investors 7,160,720 shares of its common stock together with a like amount of 5 year warrants to purchase one share each of the Company's common stock, with an exercise price of $.35 per share, in a private placement pursuant to Rule 506 of Regulation D of the Act generating net proceeds of $2,506,250, all of which was collected in January, 2004.

In March and April of 2004, the Company issued to six accredited investors 1,811,429 shares of its common stock together with a like amount of 5 year warrants to purchase one share each of the Company's common stock, with an exercise price of $.35 per share, in a private placement pursuant to Rule 506 of Regulation D of the Act generating net proceeds of $634,000, all of which was collected in March and April, 2004. Two advisors of the company were issued 128,826 shares of its common stock together with a like amount of 5 year warrants to purchase one share each of the Company's common stock, with an exercise price of $.35 per share for assisting in this transaction.

The December 31, 2004 and outstanding subscriptions receivable balance of $ 50,000 was fully collected in January of 2005.

Additionally, the December 2004 private placement was closed out in January of 2005 with the placement of 3,600,000 equity units at $.20 per unit consisting of one share of common stock plus5 year warrants for a like amount of shares with a strike price of $.25 per share generating net proceeds of $720,000 to the Company pursuant to Rule 506 of Regulation D of the Act.

A January Private Placement realized net proceeds of $357,250 upon issuance of 1,793,750 shares of Common Stock at $.20 per share plus 5 year warrants to purchase 1,793,750 shares of Common Stock at $.25 per share. A later Private Placement realized net proceeds of $1,351,000 upon issuance of 4,920,000 shares of Common Stock plus 5 year warrants to purchase 4,920,000 shares of Common Stock at $.25 per share. A March Private Placement resulted in the realization of net proceeds of $1,217,000 upon issuance of 4,396,667 shares of Common Stock at $.30 per share plus 5 year warrants to purchase 4,396,667 shares of Common Stock at $.30 per share. Each transaction was pursuant to Rule 506 of Regulation D of the Act.

In January of 2005 there were stock option awards issued to two consultants for services performed. The company granted 250,000 options to a consultant for professional services, these options provide for the right of stock purchase at an exercise price of $.25; these options have a five year life and expire in January of 2010. A second award issued a like number of options to another service provider under similar terms, except that the options associated with this second award offer a call feature, available to the company, for redemption of such options at a call price of $.45 at any time during their five year life. In aggregate, 400,000 options were issued in connection with these awards and will result in a charge to General and Administrative non-cash expense in the amount of $ 133,990 in the third quarter of fiscal 2005. The valuation of this charge was made on the basis of the fair market value of the Company's common stock on the date of grant using the Black-Scholes option premium model. Each transaction was pursuant to Section 4(2) of the Act.

In February of 2005, GTARC tendered 5,069,242 of cashless warrants which they held in connection with a previous debt settlement in exchange for 4,949,684 if the company's shares of common stock, the balance of the 119,558 warrants were effectively cancelled as a result of certain warrant exercise exchange provisions adjusting the exchange rate based on specified stock pricing experience as per the original debt settlement agreement.

On February 17 of 2005, the Company granted 2,600,000 warrants and 400,000 options to consultants for services performed valued at $ 1,328,600 and $ 204,400, respectively. The warrants and options provide the right to purchase a share of mPhase common stock at an exercise price $.45 and $.30 per share, respectively, over their 5 year life expiring in February of 2010. These warrant and option awards were valued on the basis of the fair market value of the Company's common stock on the date of grant using the Black-Scholes option premium model and the value of the award will be expensed to General and Administrative non-cash expenses in the third quarter of fiscal 2005. Each transaction was pursuant to Section 4(2) of the Act.

In January of 2005, Martin Smiley was awarded additional compensation of 400,000 shares of common stock.. This award will result in a charge to General and Administrative non-cash expense in the amount of $ 131,750 in the third quarter of fiscal 2005, representing an expense recognition consistent with the market price of that stock of $.35 on the date of that award.

In late February and early March of 2005, the Company converted approximately $173,898 in accounts payable due various vendors into 535,296 shares of common stock aggregating $183,310 in full settlement of those obligations and pursuant to Section 3(a)(9) of the Act.

During May 2005 the Company adjusted the exercise price of $.45 per share of an investor's 5 year warrant to purchase 714,296 shares of common stock. The warrant was originally issued in January 2005, to $.225 in July of 2005. In July of 2005 such investor exercised a portion of such warrant, as adjusted, to purchase 200,000 shares of the Company's common stock generating $45,000 of net proceeds to the Company.

On July 20, 2005, at the Company's annual meeting of Shareholders, the Shareholders ratified an amendment to its Certificate of Incorporation to increase the number of authorized shares of common stock from 250,000,000 to 500,000,000 shares.

During June and July 2005 the Company completed a private placement of equity units pursuant to Rule 506 of Regulation D of the Securities Act of 1933, as amended. Each unit consists of one share of the Company's common stock at $0.20 per share plus a five (5) year warrant to purchase one share of the Company's common stock at $.25 per share. Such placement generated an aggregate of $3,488,000 of proceeds to the Company, to be used primarily to pay for research and development expenses and for general corporate purposes. A total of 14,140,000 shares of the Company's common stock together with five (5) year warrants to purchase 14,140,000 shares of the Company's common stock at $.25 per share were issued in such private placement. In connection with such private placement, consultants and advisors received $253,500 of fees paid in cash and 476,500 shares of the Company's common stock and five (5) year warrants to purchase 476,500 shares of the Company's commons tock at $.25 per share.

In July of 2005 a private placement of 622,000 shares, each with two separate 5 year warrants were sold for $ 155,000, each warrant specifying the right to purchase one additional share at $.25 and $.50, respectively. A September private placement of 1,050,000 shares, each with two separate 5 year warrants were sold for $ 247,400, each warrant specifying the right to purchase one additional share at $.25 and $.35, respectively. A total of 3,344,000 shares have been reserved to provide for conversion in connection with these warrants.

Effective for the six-month period ended December 31, 2005 the Company issued the following unregistered securities:

The Company issued 4,648,625 shares together with 5 year warrants to purchase 4,648,625 shares at $.25 per share including 48,625 shares and warrants to purchase 48, 625,000 as finder's fees in a private placement pursuant to Rule 506 of Regulation D of the Securities Act of 1933 generating $920,000 of gross proceeds available to the Company to be used for general corporate purposes.

In addition the Company issued 200,000 shares of common stock pursuant to the exercise of warrants issued prior to the 3 month period generating net cash proceeds of $45,000. The Company also issued 450,000 shares for services valued at $99,000.

The Company issued 9,877,000 shares of its common stock together with 5 year warrants to purchase a like amount of shares at $.20 per share in two private placements pursuant to Rule 506 of Regulation D of the Securities Act of 1933 generating $2,167,400 of gross proceeds also to be used for general corporate purposes.

The conversion of $369,061 and $175,000 of liabilities due to Microphase Corporation, and Janifast Ltd into 2,050,000 shares and 950,000 shares of stock, respectively. The value attributable to the shares was based upon the market price of the Company's common stock on the measurement date, such date was determined pursuant to EITF00-1, as to when all the contingent terms of the conversion agreements were met, in which no gain or loss was recognized on the conversion of $544,061 of debt.

The Company issued 1,702,900 shares together with of 5 year warrants to purchase 1,702,900 shares of the Company's common stock to accredited investors at $.20 per share in a private placement generating pursuant to Rule 506 of Regulation D of the Securities Act of 1933 generating $340,580 of gross proceeds available to the Company to be used for general corporate purposes.

The Company issued 11,477,785 shares together with of 5 year warrants to purchase 11,477,785 shares of the Company's common stock to accredited investors at $.18 per share in a private placement generating pursuant to Rule 506 of Regulation D of the Securities Act of 1933 generating $2,238,973 of gross proceeds available to the Company to be used for general corporate purposes.

The Company also issued 35,196,777 shares of its common stock together with a like amount of warrants to affect revised pricing on previous private offerings.

The Company issued 772,128 shares of its common stock pursuant to the exercise of warrants, generating net proceeds of $192,000 to the Company.

Effective for the three-month period ended March 31, 2006 the Company issued the following unregistered securities:

The Company issued 29,861,772 shares together with 5 year warrants to purchase 29,861,772 shares of the Company's common stock to accredited investors at $.18 per share in a private placement pursuant to Rule 506 of Regulation D of the Securities Act of 1933 generating $5,065,265 of gross proceeds available to the Company to be used for general corporate purposes. The Company issued 12,530,834 shares of its common stock pursuant to the exercise of warrants, generating net proceeds of $2,525,867 to the Company.

Effective for the three month period ended June 30, 2006, the Company issued no unregistered securities:

The Company did issue during the fourth quarter of its fiscal year 1,250,000 shares of its common stock registered in its Form S-1 effective May 15, 2006 pursuant to the exercise of warrants, generating net proceeds of $250,000 to the Company.

At various points during the fiscal year ended June 30, 2006, the Company issued stock options to employees and officers for the right to purchase 23,595,000 shares. Pursuant to the adoption of FAS 123(R), the Company recognized an expense in the amount of $3,837,423, all of which has been included in general and administrative expense. The fair value of options granted in 2006 were estimated as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions: annual expected return of 0%, annual volatility of 108.5%, based on a risk-free interest rate of 4.4% and expected option life of 3 years.

In addition, the Company issued approximately 2,426,698 shares as finders fees and 12,792,117 shares as additional incentive to investors in the private placements during the year.

During the quarter ended September 30, 2006, the Company issued 6,780,716 shares of its common stock together with 5,555,556 of 5 year warrants to purchase one share each of the Company's common stock, with an exercise price of $.18 per share in private placements generating net proceeds of $1,104,000.

Also during the quarter ended September 30, 2006, the Company issued 138,889 shares of its common stock pursuant to the exercise of warrants, generating net proceeds of $25,000 to the Company. In August 2006 the Company authorized the issuance of 3,310,000 options to employees and officers for the right to purchase a like amount of common shares. Pursuant to the adoption of FAS 123(R), the Company recognized an expense in the amount of $463,400, all of which has been included in general and administrative expense. The fair value of options granted were estimated as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions: annual expected return of 0%, annual volatility of 95.6%, based on a risk-free interest rate of 4.7% and expected option life of 3 years.

During the quarter ended Sept 30, 2006, the Board of Directors authorized the issuance of 1,220,900 shares of common stock to certain consultants. The stock value ranged from $.17 to $.20 per share, the fair value on the date of the awards.

During the quarter ended December 31, 2006, the Company issued 6,622,223 shares of its common stock together with 1,388,889 of 5 year warrants to purchase one share each of the Company’s common stock, with an exercise price of $.18 per share in private placements generating net proceeds of $833,866. Included in these amounts are finders fees paid in cash and 566,667 additional shares of common stock.

During the quarter ended December 31, 2006, the Company issued 12,101,780 shares of its common stock pursuant to the exercise of warrants, generating net proceeds of $1,669,668 to the Company. In addition, the Company issued to certain investors 11,111,112 new 5 year warrants to purchase one share of the Company’s common stock, with an exercise price ranging from $.15 - $.18 per share.

During the six months ended December 31, 2006, the Company authorized the issuance of 3,852,500 options to employees and officers for the right to purchase a like amount of common shares. Pursuant to the adoption of FAS 123(R), the Company recognized an expense in the amount of $534,468, all of which has been included in general and administrative expense. The fair value of options granted was estimated as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions: annual expected return of 0%, annual volatility of 95.6%, based on a risk-free interest rate of 4.8% and expected option life of 5 years.

During the six months ended December 31, 2006, the Board of Directors authorized the issuance of 1,822,983 shares of common stock, with an aggregate value of $339,388 as compensation to consultants and employees. The stock value ranged in price from $.17 to $.20 per share, the fair value on the date of the awards. During the six months ended December 31, 2006, the Company converted accounts payable of $307,425 into 1,873,092 shares of common stock.

In addition, during the quarter ended December 31, 2006, the Company became obligated to issue 7,013,888 of its common stock as reparation to affect revised pricing on previous private placements. This additional consideration was afforded to past investors who agreed to make an additional cash investment as part of a new private placement. The cost of such consideration was estimated to be the fair value of such shares at the time of the investment ($.18 per share) and amounted to a $699,496 charge to earnings and an appropriate charge to Additional Paid in Capital of the Company.

During the quarter ended March 31, 2007, the Company issued 14,973,083 shares of its common stock. In private placements generating net proceeds of $1,787,850, included in these amounts are finders fees paid in cash and $198,650.

During the quarter March 31, 2007, the Company issued 2,500,000 shares of its common stock pursuant to the exercise of warrants, generating net proceeds of $375,000 to the Company.

During the nine months ended March 31, 2007, the Company authorized the issuance of 4,015,000 in options and warrants of 2,044,440 to employees, officers, and consultants granting the right to purchase a like amount of common shares. Pursuant to the adoption of FAS 123(R), the Company recognized an expense in the amount of $785,259, all of which has been included in general and administrative expense. The fair value of options granted was estimated as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions: annual expected return of 0%, annual volatility of approximately 80%, based on a risk-free interest rate of 4.8% and expected option life of 5 years.

During the nine months ended March 31, 2007, the Board of Directors authorized the issuance of 1,822,933 shares of common stock, with an aggregate value of $339,388 as compensation to consultants and employees. The stock value ranged in price from $.17 to $.20 per share, the fair value on the date of the awards.

Exhibit C

FISCAL 2002 QUARTERLY	Three Months Ended
STATEMENT OF OPERATIONS DATA:	September 30,	December 31	March 31,	June 30,
	(in thousands, except share amounts)
Total revenues	$537	$545	$866	$634
Costs and Expenses:
Cost of Sales	457	530	724	704
Research and development	1,111	1,257	539	913
General and administrative	2,862	1,641	1,355	1,181
Depreciation and amortization	193	209	136	132
Operating loss	(4,086)	(3,092)	(1,888)	(2,296)
Interest expense, Net	(10)	(1)	(5)	(10)
Other Income (expense)	33	5	85	19
Net Loss	$(4,063)	$(3,088)	$(1,808)	$(2,287)
Basic and diluted net loss per share	$(.10)	$(.07)	$(.03)	$(.04)
Shares used in basic and diluted net	42,037,506	44,645,458	55,606,168	56,459,167
loss per share

COMPANY OPERATIONS

The following is management’s discussion and analysis of the operations of mPhase, since its inception in 1996 which should be read in conjunction with the accompanying financial statements, financial data, and the related notes.

OVERVIEW

mPhase Technologies, Inc. (mPhase, the Company, we or us), a New Jersey corporation, founded in 1996 is a publicly-held company with approximately 17,000 shareholders and approximately 391 million shares of common stock outstanding as of July 9, 2007. The Company’s common stock is traded on the NASDAQ Over the Counter Bulletin Board under the ticker symbol XDSL.

mPhase is a developer of broadband communications products, specifically, IPTV plus digital subscriber line (DSL) products for telecommunications service providers around the world. In February of 2004 mPhase entered into the new and emerging area of NanoTechnology. Since our inception in 1996 we have been a development-stage company and operating activities have related primarily to research and development, establishing third-party manufacturing relationships and developing product brand recognition among telecommunications service providers.

We are headquartered in Norwalk, Connecticut with offices in Little Falls, New Jersey and New York, New York. mPhase shares common office space and common management with Microphase Corporation, a privately-held company. Microphase is a seller of radio frequency and filtering technologies to the defense industry. Microphase has been in operation for over 50 years and supports mPhase with engineering, administrative and financial resources, as needed.

  Description of Operations

mPhase Technologies, Inc. (“mPhase” or the “Company”) is a development stage technology company. The Company is a developer and seller of broadband communications products for telephone service providers. The Company’s TV+ solution is an open-standards, carrier class solution of middleware/software enabling telephone service providers to deliver broadcast television using internet protocol (IPTV), video on demand, voice and high-speed internet over such providers existing infrastructure. The Company also provides systems integration solutions for delivery of broadcast television (IPTV), video on demand, high-speed internet and voice using internet protocol over the existing infrastructure of a telephone service provider. The Company’s TV+ solution is highly scalable (compared to other middleware requires less routers and servers) with significant cost savings and  is reliable middleware designed to operate with any IP based network. In addition the Company designs, manufacturers and sells DSL component products including its new customer premises VDSL splitter. In fiscal year 2004, the Company entered into the field of nanotechnology research and development of micro power cell batteries of various voltages. In 2005, the Company expanded its products in the field of nanotechnology research and development into electronic sensors or magnetometers using micro electrical mechanical systems.

Exhibit D

EXECUTIVE COMPENSATION

The following table sets forth, for the fiscal year ended June 30, 2007 and the two previous fiscal years, the compensation earned by mPhase's chief executive officer and the four other executive officers, whose compensation was greater than $100,000 for services rendered in all capacities to the Company for the year ended June 30, 2007.

SUMMARY COMPENSATION TABLE

LONG-TERM COMPENSATION

		ANNUAL COMPENSATION		RESTRICTED	SECURITIES
				STOCK	UNDERLYING
				AWARD(S)	OPTIONS
	YEAR	SALARY	BONUS

Ronald A. Durando	2007	$401,100		6,000,000	1,400,000
Chief Executive Officer and	2006	$393,600	$250,000	6,000,000	9,775,000
President	2005	$305,000	-	-	2,500,000

Gustave Dotoli	2007	$289,500		3,000,000	900,000
Chief Operating Officer	2006	$282,000	$75,000	2,500,000	4,875,000
	2005	$215,000	-	-	1,500,000

Martin Smiley	2007	$203,750		1,750,000	400,000
Executive Vice President	2006	$175,000	-	1,577,206	1,300,000
Chief Financial	2005	$125,000	-	425,000

STOCK OPTIONS

The following table contains information regarding options granted in the fiscal year ended June 30, 2007 to the executive officers named in the summary compensation table above. For the fiscal year ended June 30, 2007, mPhase granted options and compensatory warrants to acquire up to an aggregate of 8,855,000 shares to employees and directors & consultants.

Name	Number of	% of Total	Exercise	Market	Expiration	Potential Realizable Value
	Securities	Option/SARS	or	Price	Dates	of Assumed Annual
	Underlying	Granted to	Base	on		Rates of Stock Price
	Option/SARS	Employees in	Price	Grant		Appreciation for
	Granted (#)	Fiscal Year	($/Share)	Dates		5 Year Option Term
						0%	5%	10%
Ronald	1,400,000	15.8	$.21	$.19	8/24/11	$0	$0	$0
A.
Durando

Gustave	900,000	10.2	$.21	$.19	8/24/11	$0	$0	$0
T.
Dotoli

Martin	400,000	4.5	$.21	$.19	8/24/11	$0	$0	$0
Smiley

44

OPTION GRANTS IN LAST FISCAL YEAR
(INDIVIDUAL GRANTS)

The following table sets forth information with respect to the number and value of outstanding options held by executive officers named in the summary compensation table above at June 30, 2007. During the fiscal year ended June 30, 2007 no options were exercised. The value realized is the difference between the closing price on the date of exercise and the exercise price. The value of unexercised in-the-money options is based upon the difference between the closing price of mPhase's common stock on June 30, 2007, and the exercise price of the options.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
FISCAL YEAR-END OPTION VALUES

	Shares	Value	NUMBER OF SECURITIES (1)		VALUE OF UNEXERCISED IN-THE-
	Acquired	Realized	UNDERLYING UNEXERCISED		MONEY OPTIONS AT YEAR END ($)
	on Exercise	$	OPTIONS AT YEAR END (#)
			EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
Ronald A.	0	$0	15,175,000	-	$0	-
Durando
Gustave T.	0	$0	7,525,000	-	$0	-
Dotoli
Martin	0	$0	1,700,000	-	$0	-
Smiley
	-	-		-

EXHIBIT E
		Beneficial			Shares O/S	Beneficial
Percentage Owned - Top 2 Shareholders		SHARES	Shares O/S	Shares owned	plus shares	Percentage
George Weinberger		17,238,753	391,736,000	17,238,753	408,974,753	4.22%
Double U Master		16,946,154	391,736,000	16,946,154	408,682,154	4.15%
Platinum Partners Value Arbitrage Fund		11,111,112	391,736,000	0	391,736,000	2.84%
Wolfson Equities		11,261,112	391,736,000	5,705,556	397,441,556	2.83%

TOTAL OUTSTANDING SHARES AS OF 8/9/07	391,736,000